SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendment Thereto Filed Pursuant to 13d-2(a)

(Amendment No. 3)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

Under the Securities Exchange Act of 1934
Genco Shipping & Trading Limited
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

Y2685T 10 7
(CUSIP Number)

Peter C. Georgiopoulos
c/o Genco Shipping & Trading Limited
299 Park Avenue, 20th Floor
New York, NY 10019
(212) 763-5600

with a copy to:

Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
Attn: Thomas E. Molner
(212) 715-9100

(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

March 10, 2008
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☐

SCHEDULE 13D
CUSIP No. Y2685T 10 7

1)    NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

    Peter C. Georgiopoulos
__________________________________________________________________________________________________
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)   ☐
                                    (b)  ☐
__________________________________________________________________________________________________
3)   SEC USE ONLY

__________________________________________________________________________________________________
4)   SOURCE OF FUNDS

   OO (see Instructions)
__________________________________________________________________________________________________
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                    ☐
__________________________________________________________________________________________________
6)   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
__________________________________________________________________________________________________
7)                SOLE VOTING POWER
NUMBER OF                                                        4,135,316
SHARES                                     ___________________________________________________________________________
BENEFICIALLY                               8)                SHARED VOTING POWER
OWNED BY                                                          0
EACH                                           ___________________________________________________________________________
REPORTING                                    9)                SOLE DISPOSITIVE POWER
PERSON                                                               4,135,316
WITH                                           ___________________________________________________________________________
10)              SHARED DISPOSITIVE POWER
         0
__________________________________________________________________________________________________
11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,135,316
__________________________________________________________________________________________________
12)       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    ☐

__________________________________________________________________________________________________
13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.22%
__________________________________________________________________________________________________
14)        TYPE OF REPORTING PERSON

     IN (see Instructions)
__________________________________________________________________________________________________

ITEM 1.       SECURITY AND ISSUER.

This Amendment No. 3 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 22, 2006 by and on behalf of Peter C. Georgiopoulos (the “Reporting Person”) with respect to shares of common stock, par value $0.01 per share (the “Common Stock”), of Genco Trading & Shipping Limited, a Marshall Islands corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 299 Park Avenue, 20th Floor, New York, New York 10171.

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended to add the following:

No cash or other consideration was paid in connection with transactions that took place on March 10, 2008 as described in Item 4 below.

ITEM 4.          PURPOSE OF TRANSACTION.

Item 4 is hereby amended to add the following:

On March 10, 2008, Fleet Acquisition LLC, a Marshall Islands limited liability company of which Mr. Georgiopoulos is a member, distributed 2,512,532 shares of Common Stock to OCM Fleet Acquisition LLC pursuant to an agreement among the members of Fleet Acquisition LLC.  Simultaneously with the disposition of the shares referred to above, Mr. Georgiopoulos was appointed as the sole member of the Management Committee of Fleet Acquisition LLC.  Fleet Acquisition LLC currently holds a total of 443,606 shares of Common Stock.  As detailed in Item 5 below, Mr. Georgiopoulos disclaims beneficial ownership of any securities owned by Fleet Acquisition LLC except to the extent of his pecuniary interest therein.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a)  The Reporting Person may be deemed to beneficially own an aggregate of 4,135,316 shares of Common Stock, representing approximately 14.22% of the shares of Common Stock outstanding as at the date hereof.

443,606 shares of Common Stock are owned by Fleet Acquisition LLC. These securities are deemed beneficially owned by Mr. Georgiopoulos by virtue of his membership interest in Fleet Acquisition LLC and his status as the sole member of the Management Committee thereof.  Mr. Georgiopoulos disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein, and the inclusion of these securities in this report shall not be deemed to be an admission that Mr. Georgiopoulos has beneficial ownership of such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purposes.

(b) The Reporting Person has sole power to vote or to direct the vote of and to dispose of or direct the disposition of 4,135,316 shares of Common Stock reported on this Schedule.  The Reporting Person does not have shared power to vote or to direct the vote of or to dispose of or direct the disposition of any shares reported on this Schedule.

(c) On January 11, 2008, the Board of Directors of the Issuer awarded the Reporting Person a grant of 100,000 restricted shares of Common Stock as compensation for his services as a director of the Issuer for 2007, subject to the condition described below.  The shares will generally vest, if at all, in equal installments on each of the first ten anniversaries of November 15, 2007.  The issuance of the shares was subject to the expiration or termination of the applicable waiting period for acquisition of such shares under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations thereunder.  Such waiting period expired on February 27, 2008 at 11:59 p.m., and the shares have accordingly been issued.

Except as described above in this Item 5(c), the Reporting Person has not effected any transaction in the Common Stock during the sixty days preceding the filing of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:   March 12, 2008

                                                    /s/ PETER C. GEORGIOPOULOS
                                                    PETER C. GEORGIOPOULOS